SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Page | 1

AMBEV REPORTS 2021 SECOND QUARTER RESULTS1

“Our commercial strategy, innovations, tech platforms and operational excellence delivered the highest consolidated volumes in a second quarter on record. When looking at rolling 12 months consolidated volumes, we are now at all-time high levels, 5 million hectoliters above our peak in 2015” – Jean Jereissati, CEO

Total Volume (organic)

+ 19.0% vs LY

Most of our markets delivered continued volume growth momentum: Brazil +15.7%, Central America and the Caribbean (“CAC”) +62.7%, Latin America South (“LAS”) +26.8%, and Canada -0.9%.

Net Revenue (organic)

+ 36.2% vs LY

Driven by volume performance and net revenue per hectoliter (“NR/hl”) growth of 14.5%. Net revenue grew in Brazil by 28.5%, in CAC by 71.6%, in LAS[2] by 78.9%, and in Canada by 3.3%.

Normalized EBITDA (organic)

+ 24.0% vs LY

As anticipated, top-line is recovering ahead of bottom-line due to ongoing commercial momentum combined with persistent pressure on COGS, due to commodities and FX, and SG&A, affected by higher variable compensation accruals, distribution expenses, and sales and marketing investments.

Normalized Profit

R$ 2,962.7 million

Normalized profit was R$ 2,962.7 million compared to R$ 1,372.6 million in 2Q20 (+115.9%). For HY21 it was R$ 5,724.7 million compared to R$ 2,600.4 million in HY20 (+120.1%).

Cash flow from operating activities

R$ 1,873.5 million

Cash flow from operating activities was R$ 1,873.5 million compared to R$ 1,838.8 million in 2Q20 (+1.9%). For HY21 it was R$ 4,677.3 million compared to R$ 3,382.8 million in HY20 (+38.3%).

ESG Update

On June 28th we hosted our first ESG Update, in which we presented our ESG strategy, targets, progress and challenges. All materials are available on our website, including our Q&A session (at ri.ambev.com.br).

1 The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the six-month period ended June 30, 2021, filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

2 The impacts resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance with IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina (page 14).

Page | 2

MANAGEMENT COMMENTS

Continued momentum with double-digit consolidated volume growth versus 2Q20 (and high single digit above 2Q19)

Ambev delivered another strong commercial performance in 2Q21, achieving the highest consolidated volumes in a second quarter on record. This was driven by consistent implementation of our strategy based on innovation, tech platforms, and operational excellence. In addition to being better prepared to navigate some persisting COVID-19 headwinds, we are working to support our customers through economic reopening as vaccination progresses and restrictions are gradually lifted in the countries in which we operate. In 2Q21, we continued to grow our volumes by 19.0% versus 2Q20 and 8.0% versus 2Q19, with 7 of our top-ten markets already growing above 2Q19. Net revenue grew 36.2% and NR/hl 14.5% driven by premiumization, innovation and revenue management initiatives. Our above core brands continue to gain relevance within our portfolio in our top 5 markets.

COGS per hectoliter increased 15.7%, due to expected FX and commodities impacts. SG&A grew by 35.6%, affected by variable compensation accruals, distribution expenses, and sales and marketing investments. As a result, Normalized EBITDA increased by 24.0%.

In HY21, our volumes grew by 15.0%. Net revenue increased by 32.5%, with a NR/ hl growth of 15.2%. Normalized EBITDA grew by 24.8%. As noted in our 1Q21 Earnings Release, we still expect top-line recovery ahead of bottom-line recovery this year.

Financial highlights - Ambev consolidated	2Q20	2Q21	% As Reported	% Organic	YTD20	YTD21	% As Reported	% Organic
R$ million
Volume ('000 hl)	33,465.6	39,807.6	19.0%	19.0%	72,477.1	83,337.8	15.0%	15.0%
Net revenue	11,615.3	15,711.1	35.3%	36.2%	24,217.9	32,350.9	33.6%	32.5%
Gross profit	5,813.5	7,745.9	33.2%	34.7%	12,772.9	16,440.3	28.7%	28.4%
% Gross margin	50.0%	49.3%	-70 bps	-50 bps	52.7%	50.8%	-190 bps	-160 bps
Normalized EBITDA	3,348.3	5,289.2	58.0%	24.0%	7,580.8	10,616.4	40.0%	24.8%
% Normalized EBITDA margin	28.8%	33.7%	490 bps	-260 bps	31.3%	32.8%	150 bps	-180 bps

Profit	1,271.3	2,929.6	130.4%		2,482.6	5,662.9	128.1%
Normalized profit	1,372.6	2,962.7	115.9%		2,600.4	5,724.7	120.1%
EPS (R$/shares)	0.08	0.18	135.2%		0.15	0.35	137.6%
Normalized EPS (R$/shares)	0.08	0.19	119.8%		0.15	0.35	128.8%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Most countries are delivering continued momentum with volume growth in 2Q21 and HY21 above 2020 and 2019 levels, as shown below:

Page | 3

Looking at the rolling 12-month (“R12M”) period for every quarter since 1Q11, our consolidated volumes have significantly recovered since 3Q20, even above record 2015 volumes, reflecting the success of our strategy and our investments in the long-term growth of our business:

Initiatives such as BEES, our B2B platform, continued to rapidly expand across different countries. In Brazil, BEES is now used by more than 70% of our active customers – and it also helped us to reach an all-time high number of both Beer and NAB buyers in June. In our international operations, we started to implement BEES in Argentina, Paraguay and Panama.

Donus, our fintech focused on empowering small and medium customers in Brazil, continued growing and reached 80 thousand customers, with over 1 million monthly transactions. Our direct-to-consumer platform in Brazil, Zé Delivery, delivered over 15 million orders, tripling volume vs. 2Q20.

ESG Update

The June 28th event was hosted by Jean Jereissati, CEO, Leticia Kina, Ambev Chief Legal & Compliance Officer, Rodrigo Figueiredo, Ambev Chief Sustainability and Procurement Officer, and Carla Crippa, Corporate Affairs Vice-President for Brazil.

We started with Governance since we consider it to be the overarching to every other initiative. Leticia Kina presented the three Committees in which our Leadership engages: Ethics, Digital Privacy and ESG. She also introduced our new Board members who brought more gender and experiences diversity: Claudia Woods, Lia Matos and Fabio Barbosa. In addition to complementing the skills of our Board, with this new composition, Ambev received the Women on Board certification, issued by UN Women.

In the Environmental section, Rodrigo Figueiredo focused on three out of five pillars we work on: Water Stewardship, Climate Action and Circular Packaging. He highlighted our Watersheds and Forests Program and our water efficiency target for 2025, with less than two liters of water per liter of beer produced in water stressed areas. On Circular Packaging, he presented the status of our goal, which by 2025, 100% of Ambev products must be packed in returnable or made from majority-recycled packaging materials; and in Brazil, we will eliminate 100% plastic pollution from our packaging. Finally, on Climate Action, Rodrigo highlighted the main initiatives to achieve our 2025 goals, that are 25% reduction in carbon emissions in our entire value chain (Scopes 1, 2 and 3) and 100% of electricity coming from renewable sources. Since 2003 we reduced our carbon emissions by 63%.

Finally, on the Social front, Carla Crippa presented our impact in our communities. Starting by COVID-19 initiatives, Carla covered our various social impact programs. Among others, “VOA”, our corporate volunteer program to mentor NGO´s development, and our water “Ama”, a social business reverting 100% of its profit to guarantee access to safe water for 1 million Brazilians until 2025. On the Smart Drinking initiatives, the main objective is to reduce harmful alcohol consumption by 10% until 2025, and we are working closely with governments to save lives in traffic. Finally, we presented the D&I and Mental Health initiatives we have for our teams.

Page | 4

KEY MARKETS PERFORMANCES

Beer Brazil: double-digit volume growth versus 2Q20 and 2Q19, and strong NR/hl driving top-line momentum, while anticipated cost headwinds still impacting bottom-line.

•	Operating performance: Following a strong start to the year, we once again delivered well-balanced net revenue growth of 25.8%. We continued outperforming the industry according to our estimates, growing volume by 12.7% versus 2Q20 and 10.9% versus 2Q19 levels, mainly driven by our above core and core brand portfolios. NR/hl increased by 11.6%, due primarily to revenue management initiatives and favorable brand and pack mix. EBITDA fell by 12.8% as top-line growth was offset by anticipated transactional FX and commodity headwinds -partially offset by improved pack mix-, variable compensation accruals, higher distribution costs, and sales and marketing investments. Our nominal EBITDA was positively impacted by tax credits (R$1,048.5 million), which were scoped out from our organic performance (further details on page 6). In HY21, our volumes grew by 14.3%. Net revenue increased by 28.3%, with a NR/hl growth of 12.2%. Normalized EBITDA grew by 5.5%.
•	Commercial highlights: Our innovations are enhancing our growth, representing over 20% of revenues, led by Brahma Duplo Malte. Our premium brands portfolio grew by approximately 35%, with strong momentum from Corona, Becks, Stella Artois and Original. BEES reached R$ 9.0 billion in GMV this quarter and is rapidly expanding across the country, with currently over 70% of our active customer base purchasing through the platform, enabling us to reach an all-time high number of total buyers and all-time high customer NPS rating in June. Our direct-to-consumer platform, Zé Delivery, fulfilled over 15 million orders, tripling volume vs. 2Q20. In addition, our fintech, Donus, which is focused on empowering small and medium customers, reached 80 thousand customers.
Beer Brazil	2Q20	Scope	Currency Translation	Organic Growth	2Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	17,951.6	-		2,274.0	20,225.6	12.7%	12.7%

Net revenue	5,128.6	-	-	1,320.7	6,449.3	25.8%	25.8%
Net revenue/hl (R$)	285.7	-	-	33.2	318.9	11.6%	11.6%
COGS	(2,573.6)	-	-	(869.9)	(3,443.6)	33.8%	33.8%
COGS/hl (R$)	(143.4)	-	-	(26.9)	(170.3)	18.8%	18.8%
COGS excl. deprec. & amort.	(2,226.7)	-	-	(852.7)	(3,079.5)	38.3%	38.3%
COGS/hl excl. deprec. & amort. (R$)	(124.0)	-	-	(28.2)	(152.3)	22.7%	22.7%
Gross profit	2,555.0	-	-	450.7	3,005.7	17.6%	17.6%
% Gross margin	49.8%				46.6%	-320 bps	-320 bps
SG&A excl. deprec. & amort.	(1,420.5)	-	-	(697.3)	(2,117.8)	49.1%	49.1%
SG&A deprec. & amort.	(305.3)	-	-	24.8	(280.6)	-8.1%	-8.1%
SG&A total	(1,725.8)	-	-	(672.5)	(2,398.4)	39.0%	39.0%
Other operating income/(expenses)	117.2	1,048.5	-	24.0	1,189.6	nm	20.5%
Normalized EBIT	946.3	1,048.5	-	(197.8)	1,797.0	89.9%	-20.9%
% Normalized EBIT margin	18.5%				27.9%	940 bps	-690 bps
Normalized EBITDA	1,598.5	1,048.5	-	(205.4)	2,441.6	52.7%	-12.8%
% Normalized EBITDA margin	31.2%				37.9%	670 bps	-960 bps

Beer Brazil	YTD20	Scope	Currency Translation	Organic Growth	YTD21	% As Reported	% Organic
R$ million
Volume ('000 hl)	36,533.1	-		5,240.9	41,774.0	14.3%	14.3%

Net revenue	10,583.2	-	-	2,990.9	13,574.1	28.3%	28.3%
Net revenue/hl (R$)	289.7	-	-	35.3	324.9	12.2%	12.2%
COGS	(4,975.0)	-	-	(1,870.1)	(6,845.1)	37.6%	37.6%
COGS/hl (R$)	(136.2)	-	-	(27.7)	(163.9)	20.3%	20.3%
COGS excl. deprec. & amort.	(4,328.2)	-	-	(1,816.8)	(6,145.0)	42.0%	42.0%
COGS/hl excl. deprec. & amort. (R$)	(118.5)	-	-	(28.6)	(147.1)	24.2%	24.2%
Gross profit	5,608.2	-	-	1,120.8	6,729.0	20.0%	20.0%
% Gross margin	53.0%				49.6%	-340 bps	-340 bps
SG&A excl. deprec. & amort.	(3,038.3)	-	-	(1,027.1)	(4,065.4)	33.8%	33.8%
SG&A deprec. & amort.	(607.7)	-	-	61.9	(545.8)	-10.2%	-10.2%
SG&A total	(3,646.0)	-	-	(965.2)	(4,611.2)	26.5%	26.5%
Other operating income/(expenses)	248.0	1,048.5	-	45.4	1,341.9	nm	18.3%
Normalized EBIT	2,210.3	1,048.5	-	200.9	3,459.7	56.5%	9.1%
% Normalized EBIT margin	20.9%				25.5%	460 bps	-310 bps
Normalized EBITDA	3,464.8	1,048.5	-	192.3	4,705.5	35.8%	5.5%
% Normalized EBITDA margin	32.7%				34.7%	200 bps	-580 bps

Page | 5

NAB Brazil: strong commercial performance supported by BEES, with volumes above 2Q20 and 2Q19

•	Operating performance: We are seeing a healthy recovery of our non-alcoholic business, with net revenue growing 47.9% versus 2Q20 and 9.6% versus 2Q19. Almost all our brands grew volumes year-over-year, led by strong performances from our premium portfolio. NR/hl increased by 17.4%, driven by revenue management initiatives and favorable brand mix, supported by the gradual recovery of mobility. EBITDA grew by 21.9%, as strong top-line growth was partially offset by anticipated transactional FX and commodity headwinds, adverse packaging mix and higher distribution costs. Our nominal EBITDA was positively impacted by tax credits (R$170.7 million), which were scoped out from our organic performance (further details on page 6). In HY21, our volumes grew by 12.0%. Net revenue increased by 21.0%, with a NR/hl growth of 8.0%. Normalized EBITDA grew by 2.6%.
•	Commercial highlights: The gradual return of out-of-home consumption occasions supported volume growth of our premium brands, particularly in single-serve packaging, driving positive brand mix. Our BEES platform continued to expand and connect us with more customers, allowing us to reach an all-time high number of NAB buyers. We continue to invest behind the Health & Wellness trend, testing and launching new products such as For/Me and do bem™️ Super Infusões.
NAB Brazil	2Q20	Scope	Currency Translation	Organic Growth	2Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	5,151.6	-		1,342.3	6,493.9	26.1%	26.1%

Net revenue	726.1	-	-	348.1	1,074.2	47.9%	47.9%
Net revenue/hl (R$)	140.9	-	-	24.5	165.4	17.4%	17.4%
COGS	(407.6)	-	-	(250.4)	(658.0)	61.4%	61.4%
COGS/hl (R$)	(79.1)	-	-	(22.2)	(101.3)	28.1%	28.1%
COGS excl. deprec. & amort.	(356.9)	-	-	(247.9)	(604.8)	69.4%	69.4%
COGS/hl excl. deprec. & amort. (R$)	(69.3)	-	-	(23.8)	(93.1)	34.4%	34.4%
Gross profit	318.4	-	-	97.7	416.2	30.7%	30.7%
% Gross margin	43.9%				38.7%	-520 bps	-520 bps
SG&A excl. deprec. & amort.	(263.9)	-	-	(77.9)	(341.9)	29.5%	29.5%
SG&A deprec. & amort.	(36.3)	-	-	8.3	(28.0)	-22.8%	-22.8%
SG&A total	(300.2)	-	-	(69.6)	(369.9)	23.2%	23.2%
Other operating income/(expenses)	23.7	170.7	-	5.9	200.3	nm	25.0%
Normalized EBIT	41.9	170.7	-	34.0	246.6	nm	81.1%
% Normalized EBIT margin	5.8%				23.0%	1720 bps	130 bps
Normalized EBITDA	129.0	170.7	-	28.2	327.9	154.3%	21.9%
% Normalized EBITDA margin	17.8%				30.5%	1270 bps	-320 bps

NAB Brazil	YTD20	Scope	Currency Translation	Organic Growth	YTD21	% As Reported	% Organic
R$ million
Volume ('000 hl)	11,581.5	-		1,394.9	12,976.4	12.0%	12.0%

Net revenue	1,796.6	-	-	378.1	2,174.7	21.0%	21.0%
Net revenue/hl (R$)	155.1	-	-	12.5	167.6	8.0%	8.0%
COGS	(956.3)	-	-	(281.7)	(1,238.0)	29.5%	29.5%
COGS/hl (R$)	(82.6)	-	-	(12.8)	(95.4)	15.5%	15.5%
COGS excl. deprec. & amort.	(858.6)	-	-	(278.6)	(1,137.2)	32.5%	32.5%
COGS/hl excl. deprec. & amort. (R$)	(74.1)	-	-	(13.5)	(87.6)	18.2%	18.2%
Gross profit	840.2	-	-	96.4	936.7	11.5%	11.5%
% Gross margin	46.8%				43.1%	-370 bps	-370 bps
SG&A excl. deprec. & amort.	(552.6)	-	-	(101.5)	(654.2)	18.4%	18.4%
SG&A deprec. & amort.	(79.7)	-	-	8.9	(70.8)	-11.2%	-11.2%
SG&A total	(632.3)	-	-	(92.6)	(724.9)	14.6%	14.6%
Other operating income/(expenses)	55.3	170.7	-	13.6	239.7	nm	24.6%
Normalized EBIT	263.3	170.7	-	17.4	451.4	71.5%	6.6%
% Normalized EBIT margin	14.7%				20.8%	610 bps	-180 bps
Normalized EBITDA	440.7	170.7	-	11.6	623.0	41.4%	2.6%
% Normalized EBITDA margin	24.5%				28.6%	410 bps	-370 bps

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BRAZIL

Brazil	2Q20	Scope	Currency Translation	Organic Growth	2Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	23,103.2	-		3,616.3	26,719.4	15.7%	15.7%

Net revenue	5,854.7	-	-	1,668.8	7,523.5	28.5%	28.5%
Net revenue/hl (R$)	253.4	-	-	28.2	281.6	11.1%	11.1%
COGS	(2,981.3)	-	-	(1,120.3)	(4,101.6)	37.6%	37.6%
COGS/hl (R$)	(129.0)	-	-	(24.5)	(153.5)	19.0%	19.0%
COGS excl. deprec. & amort.	(2,583.7)	-	-	(1,100.6)	(3,684.3)	42.6%	42.6%
COGS/hl excl. deprec. & amort. (R$)	(111.8)	-	-	(26.1)	(137.9)	23.3%	23.3%
Gross profit	2,873.4	-	-	548.5	3,421.9	19.1%	19.1%
% Gross margin	49.1%				45.5%	-360 bps	-360 bps
SG&A excl. deprec. & amort.	(1,684.4)	-	-	(775.2)	(2,459.6)	46.0%	46.0%
SG&A deprec. & amort.	(341.6)	-	-	33.0	(308.6)	-9.7%	-9.7%
SG&A total	(2,026.1)	-	-	(742.2)	(2,768.2)	36.6%	36.6%
Other operating income/(expenses)	140.9	1,219.2	-	29.9	1,389.9	nm	21.2%
Normalized EBIT	988.2	1,219.2	-	(163.8)	2,043.6	106.8%	-16.6%
% Normalized EBIT margin	16.9%				27.2%	1030 bps	-590 bps
Normalized EBITDA	1,727.5	1,219.2	-	(177.1)	2,769.5	60.3%	-10.3%
% Normalized EBITDA margin	29.5%				36.8%	730 bps	-890 bps

Brazil	YTD20	Scope	Currency Translation	Organic Growth	YTD21	% As Reported	% Organic
R$ million
Volume ('000 hl)	48,114.6	-	-	6,635.8	54,750.4	13.8%	13.8%

Net revenue	12,379.8	-	-	3,368.9	15,748.7	27.2%	27.2%
Net revenue/hl (R$)	257.3	-	-	30.3	287.6	11.8%	11.8%
COGS	(5,931.3)	-	-	(2,151.7)	(8,083.1)	36.3%	36.3%
COGS/hl (R$)	(123.3)	-	-	(24.4)	(147.6)	19.8%	19.8%
COGS excl. deprec. & amort.	(5,186.7)	-	-	(2,095.5)	(7,282.2)	40.4%	40.4%
COGS/hl excl. deprec. & amort. (R$)	(107.8)	-	-	(25.2)	(133.0)	23.4%	23.4%
Gross profit	6,448.5	-	-	1,217.2	7,665.7	18.9%	18.9%
% Gross margin	52.1%				48.7%	-340 bps	-340 bps
SG&A excl. deprec. & amort.	(3,590.9)	-	-	(1,128.7)	(4,719.6)	31.4%	31.4%
SG&A deprec. & amort.	(687.4)	-	-	70.8	(616.6)	-10.3%	-10.3%
SG&A total	(4,278.3)	-	-	(1,057.8)	(5,336.1)	24.7%	24.7%
Other operating income/(expenses)	303.4	1,219.2	-	59.0	1,581.5	nm	19.4%
Normalized EBIT	2,473.5	1,219.2	-	218.4	3,911.1	58.1%	8.8%
% Normalized EBIT margin	20.0%				24.8%	480 bps	-290 bps
Normalized EBITDA	3,905.5	1,219.2	-	203.8	5,328.5	36.4%	5.2%
% Normalized EBITDA margin	31.5%				33.8%	230 bps	-540 bps

TAX CREDITS

Our 2Q21 results were positively impacted by R$1,604.0 million in tax credits related to the 2017 Brazilian Supreme Court decision that declared unconstitutional the inclusion of the ICMS state tax in the taxable basis of the PIS and the COFINS federal taxes and its effects after the final decision on May 15th, 2021.

As disclosed in our notes to the financial statements, with the support of our external advisors, we concluded the estimation with sufficient reliability of the amounts to which we are entitled. Regarding the amount of R$1,604.0 million mentioned above, in 2Q21 the company recorded a tax credit (before tax effects), of which R$1,219.2 million were recorded in Other Operating Income, as described in our Consolidated Financial Statements Note 18 - Other Operating Income (Expenses), and R$384.8 million in Financial Income, as described in Note 20 - Financial Expenses and Income.

Given the nature of the dispute, these tax credits are part of our normalized results from an accounting standpoint. However, given the materiality of the credits, and to provide transparency of the underlying performance of our business, we removed credits or debits of this nature from the calculation of our organic performance of Normalized EBITDA.

Page | 7

Central America and the Caribbean (CAC): premiumization driving consistent top-line growth

•	Operating performance: Net revenue grew by 71.6%, with V-shaped volume recovery of 62.7%, and 5.5% NR/hl growth, driven by premiumization and revenue management initiatives. SG&A expenses increased 57.7% due to S&M investments, higher distribution costs as a result of growing volumes. In HY21, our volumes grew by 32.8%. Net revenue increased by 49.6%, with a NR/hl growth of 12.7%. Normalized EBITDA grew by 50.1%.
•	Commercial highlights: We continue to drive premiumization in our CAC markets, with our above core portfolio more than doubling its volume. Strong volume growth in our premium portfolio was led by Corona and Michelob Ultra. We are expanding the digital transformation of our business, with the launch of BEES in Panama. Innovation was also a key driver of our Q2 growth: in the Dominican Republic, Presidente Golden Light and Gran Modelo are growing rapidly since their launches in 4Q20 and 1Q21, respectively.
CAC	2Q20	Scope	Currency Translation	Organic Growth	2Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	2,089.7	-		1,310.0	3,399.7	62.7%	62.7%

Net revenue	1,387.4	-	81.1	993.0	2,461.5	77.4%	71.6%
Net revenue/hl (R$)	663.9	-	23.9	36.2	724.0	9.1%	5.5%
COGS	(659.9)	-	(39.8)	(471.5)	(1,171.2)	77.5%	71.4%
COGS/hl (R$)	(315.8)	-	(11.7)	(17.0)	(344.5)	9.1%	5.4%
COGS excl. deprec. & amort.	(546.7)	-	(37.3)	(477.2)	(1,061.2)	94.1%	87.3%
COGS/hl excl. deprec. & amort. (R$)	(261.6)	-	(11.0)	(39.6)	(312.1)	19.3%	15.1%
Gross profit	727.6	-	41.3	521.5	1,290.4	77.4%	71.7%
% Gross margin	52.4%				52.4%	0 bps	10 bps
SG&A excl. deprec. & amort.	(268.9)	-	(19.5)	(186.7)	(475.2)	76.7%	69.4%
SG&A deprec. & amort.	(54.2)	-	(0.9)	0.3	(54.9)	1.2%	-0.5%
SG&A total	(323.1)	-	(20.4)	(186.5)	(530.0)	64.0%	57.7%
Other operating income/(expenses)	(18.4)	-	0.7	21.7	4.0	-121.6%	-118.0%
Normalized EBIT	386.0	-	21.6	356.8	764.3	98.0%	92.4%
% Normalized EBIT margin	27.8%				31.1%	330 bps	340 bps
Normalized EBITDA	553.3	-	25.1	350.8	929.1	67.9%	63.4%
% Normalized EBITDA margin	39.9%				37.7%	-220 bps	-190 bps

CAC	YTD20	Scope	Currency Translation	Organic Growth	YTD21	% As Reported	% Organic
R$ million
Volume ('000 hl)	4,837.8	-		1,586.6	6,424.4	32.8%	32.8%

Net revenue	2,811.9	-	414.1	1,395.1	4,621.0	64.3%	49.6%
Net revenue/hl (R$)	581.2	-	64.5	73.6	719.3	23.8%	12.7%
COGS	(1,338.2)	-	(196.5)	(651.8)	(2,186.6)	63.4%	48.7%
COGS/hl (R$)	(276.6)	-	(30.6)	(33.1)	(340.4)	23.0%	12.0%
COGS excl. deprec. & amort.	(1,137.7)	-	(176.8)	(651.6)	(1,966.1)	72.8%	57.3%
COGS/hl excl. deprec. & amort. (R$)	(235.2)	-	(27.5)	(43.3)	(306.0)	30.1%	18.4%
Gross profit	1,473.6	-	217.6	743.2	2,434.4	65.2%	50.4%
% Gross margin	52.4%				52.7%	30 bps	30 bps
SG&A excl. deprec. & amort.	(584.6)	-	(85.5)	(220.4)	(890.5)	52.3%	37.7%
SG&A deprec. & amort.	(94.6)	-	(11.3)	(14.2)	(120.1)	27.0%	15.0%
SG&A total	(679.2)	-	(96.8)	(234.5)	(1,010.6)	48.8%	34.5%
Other operating income/(expenses)	(13.1)	-	0.7	16.4	4.0	-130.7%	-125.3%
Normalized EBIT	781.3	-	121.4	525.1	1,427.9	82.8%	67.2%
% Normalized EBIT margin	27.8%				30.9%	310 bps	330 bps
Normalized EBITDA	1,076.4	-	152.5	539.6	1,768.4	64.3%	50.1%
% Normalized EBITDA margin	38.3%				38.3%	0 bps	10 bps

Page | 8

Latin America South (LAS)3: on the path to recovery despite ongoing volatility caused by COVID-19

•	Operating performance: Strong volume growth of 26.8% in LAS was driven by good performances from our Argentina, Chile, and Paraguay businesses. Our Bolivia and Uruguay businesses continue to recover, albeit at a slower pace due to ongoing COVID-19 related disruptions. Growth of our above core brands, especially in Argentina and Chile, coupled with revenue management initiatives, led to NR/hl growth of 41.1%. Top-line performance helped offset cost pressures, leading to gross margin and EBITDA margin expansion. In HY21, our volumes grew by 17.7%. Net revenue increased by 60.3%, with a NR/hl growth of 36.1%. Normalized EBITDA grew by 72.6%.
•	Commercial highlights: We successfully launched BEES in Argentina for our direct distribution clients. We are also enhancing our portfolio with innovation: in Argentina, we launched Brahma Dorada to our core portfolio in the Santa Fé region, and Andes Origen Criolla, a grape-infused beer developed by a renowned oenologist, in the core plus portfolio. In Chile, our new distribution agreement with Coca-Cola Andina and Embonor helped us to increase our POC coverage and drive volume growth, especially in the above core portfolio.
LAS	2Q20	Scope	Currency Translation	IAS 29 3M Impact	Organic Growth	2Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	5,383.3	-		-	1,442.5	6,825.8	26.8%	26.8%

Net revenue	1,863.6	-	(951.5)	184.3	1,447.5	2,544.0	36.5%	78.9%
Net revenue/hl (R$)	346.2	-	(139.4)	23.8	142.2	372.7	7.7%	41.1%
COGS	(1,119.7)	-	378.6	(80.9)	(559.3)	(1,381.2)	23.4%	50.5%
COGS/hl (R$)	(208.0)	-	55.5	(11.0)	(38.9)	(202.4)	-2.7%	18.7%
COGS excl. deprec. & amort.	(923.0)	-	315.1	(71.8)	(522.2)	(1,201.9)	30.2%	57.2%
COGS/hl excl. deprec. & amort. (R$)	(171.5)	-	46.2	(9.6)	(41.1)	(176.1)	2.7%	24.0%
Gross profit	744.0	-	(572.9)	103.4	888.3	1,162.8	56.3%	122.0%
% Gross margin	39.9%					45.7%	580 bps	950 bps
SG&A excl. deprec. & amort.	(621.7)	-	269.5	(42.9)	(358.3)	(753.4)	21.2%	58.3%
SG&A deprec. & amort.	(85.4)	-	25.7	(3.6)	(11.2)	(74.4)	-12.8%	13.3%
SG&A total	(707.1)	-	295.2	(46.5)	(369.5)	(827.9)	17.1%	52.8%
Other operating income/(expenses)	(42.2)	-	4.7	(0.8)	37.1	(1.2)	-97.0%	-87.5%
Normalized EBIT	(5.4)	-	(273.0)	56.1	555.9	333.7	nm	nm
% Normalized EBIT margin	-0.3%					13.1%	1340 bps	1730 bps
Normalized EBITDA	276.7	-	(362.1)	68.7	604.2	587.5	112.3%	nm
% Normalized EBITDA margin	14.8%					23.1%	830 bps	1200 bps

LAS	YTD20	Scope	Currency Translation	IAS 29 3M Impact	Organic Growth	YTD21	% As Reported	% Organic
R$ million
Volume ('000 hl)	14,717.2	-			2,611.7	17,328.9	17.7%	17.7%

Net revenue	4,983.8	-	(1,251.2)		3,004.0	6,736.5	35.2%	60.3%
Net revenue/hl (R$)	338.6	-	(72.2)		122.3	388.7	14.8%	36.1%
COGS	(2,534.3)	-	433.8		(1,384.5)	(3,485.0)	37.5%	54.6%
COGS/hl (R$)	(172.2)	-	25.0		(53.9)	(201.1)	16.8%	31.3%
COGS excl. deprec. & amort.	(2,159.3)	-	352.2		(1,296.0)	(3,103.0)	43.7%	60.0%
COGS/hl excl. deprec. & amort. (R$)	(146.7)	-	20.3		(52.7)	(179.1)	22.0%	35.9%
Gross profit	2,449.5	-	(817.4)		1,619.4	3,251.6	32.7%	66.1%
% Gross margin	49.1%					48.3%	-80 bps	180 bps
SG&A excl. deprec. & amort.	(1,353.3)	-	355.0		(671.0)	(1,669.4)	23.4%	49.6%
SG&A deprec. & amort.	(164.2)	-	33.4		(25.0)	(155.8)	-5.2%	15.2%
SG&A total	(1,517.6)	-	388.4		(696.0)	(1,825.1)	20.3%	45.9%
Other operating income/(expenses)	(25.6)	-	7.1		12.6	(5.9)	-76.8%	-49.2%
Normalized EBIT	906.4	-	(421.9)		936.0	1,420.5	56.7%	103.3%
% Normalized EBIT margin	18.2%					21.1%	290 bps	490 bps
Normalized EBITDA	1,445.7	-	(537.0)		1,049.6	1,958.3	35.5%	72.6%
% Normalized EBITDA margin	29.0%					29.1%	10 bps	220 bps

3 Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 14.

Page | 9

Canada4: good NR/hl performance helped deliver top-line growth despite slight volume impact in the context of ongoing COVID-19 restrictions

•	Operating performance: COVID-19 related on-premise restrictions continue to impact the industry, leading to a volume decline of 0.9%, although we saw restrictions easing towards the end of the quarter. Our revenue management initiatives and portfolio premiumization delivered NR/hl growth of 4.2%, offsetting higher COGS and SG&A expenses, leading to EBITDA growth of 2.9%. In HY21, our volumes grew by 0.4%. Net revenue increased by 2.6%, with a NR/hl growth of 2.2%. Normalized EBITDA grew by 7.2%.
•	Commercial highlights: Our above core portfolio gained share, with above core led by the strong performance of Michelob Ultra and Corona gaining share, and Beyond Beer led by Bud Light Seltzer share gains.
Canada	2Q20	Scope	Currency Translation	Organic Growth	2Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	2,889.4	-		(26.8)	2,862.6	-0.9%	-0.9%

Net revenue	2,509.6	0.2	590.2	82.2	3,182.1	26.8%	3.3%
Net revenue/hl (R$)	868.5	0.1	206.2	36.8	1,111.6	28.0%	4.2%
COGS	(1,041.1)	(0.1)	(243.4)	(26.7)	(1,311.3)	26.0%	2.6%
COGS/hl (R$)	(360.3)	(0.0)	(85.0)	(12.7)	(458.1)	27.1%	3.5%
COGS excl. deprec. & amort.	(979.8)	(0.1)	(224.9)	(8.5)	(1,213.3)	23.8%	0.9%
COGS/hl excl. deprec. & amort. (R$)	(339.1)	(0.0)	(78.6)	(6.2)	(423.8)	25.0%	1.8%
Gross profit	1,468.5	0.1	346.8	55.5	1,870.9	27.4%	3.8%
% Gross margin	58.5%				58.8%	30 bps	30 bps
SG&A excl. deprec. & amort.	(723.7)	(0.1)	(176.9)	(67.3)	(968.0)	33.8%	9.3%
SG&A deprec. & amort.	(52.3)	-	(9.9)	4.6	(57.6)	10.2%	-8.8%
SG&A total	(776.0)	(0.1)	(186.8)	(62.7)	(1,025.6)	32.2%	8.1%
Other operating income/(expenses)	(15.3)	-	0.8	16.8	2.3	-114.8%	-109.7%
Normalized EBIT	677.2	(0.0)	160.7	9.6	847.5	25.1%	1.4%
% Normalized EBIT margin	27.0%				26.6%	-40 bps	-50 bps
Normalized EBITDA	790.8	(0.0)	189.2	23.1	1,003.1	26.8%	2.9%
% Normalized EBITDA margin	31.5%				31.5%	0 bps	-10 bps

Canada	YTD20	Scope	Currency Translation	Organic Growth	YTD21	% As Reported	% Organic
R$ million
Volume ('000 hl)	4,807.5	6.5		20.1	4,834.1	0.6%	0.4%

Net revenue	4,042.5	6.6	1,089.4	106.1	5,244.6	29.7%	2.6%
Net revenue/hl (R$)	840.9	0.2	225.4	18.5	1,084.9	29.0%	2.2%
COGS	(1,641.2)	(3.1)	(447.7)	(63.9)	(2,156.0)	31.4%	3.9%
COGS/hl (R$)	(341.4)	(0.2)	(92.6)	(11.8)	(446.0)	30.6%	3.5%
COGS excl. deprec. & amort.	(1,526.1)	(3.1)	(416.3)	(59.2)	(2,004.6)	31.4%	3.9%
COGS/hl excl. deprec. & amort. (R$)	(317.4)	(0.2)	(86.1)	(10.9)	(414.7)	30.6%	3.4%
Gross profit	2,401.2	3.5	641.6	42.2	3,088.6	28.6%	1.8%
% Gross margin	59.4%				58.9%	-50 bps	-50 bps
SG&A excl. deprec. & amort.	(1,334.7)	(3.5)	(347.0)	13.2	(1,672.0)	25.3%	-1.0%
SG&A deprec. & amort.	(94.7)	-	(24.3)	2.3	(116.6)	23.1%	-2.5%
SG&A total	(1,429.4)	(3.5)	(371.3)	15.5	(1,788.6)	25.1%	-1.1%
Other operating income/(expenses)	(28.5)	-	(1.4)	23.2	(6.7)	-76.4%	-81.3%
Normalized EBIT	943.3	0.1	269.0	81.0	1,293.3	37.1%	8.6%
% Normalized EBIT margin	23.3%				24.7%	140 bps	140 bps
Normalized EBITDA	1,153.2	0.1	324.7	83.3	1,561.2	35.4%	7.2%
% Normalized EBITDA margin	28.5%				29.8%	130 bps	130 bps

4 The scope change in Canada refers to the acquisition, in January 2020, of G&W Distilling Inc, a company that produces a portfolio of ready-to-drink beverages.

Page | 10

AMBEV CONSOLIDATED

Ambev	2Q20	Scope	Currency Translation	IAS 29 3M Impact	Organic Growth	2Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	33,465.6	-	-	-	6,342.0	39,807.6	19.0%	19.0%

Net revenue	11,615.3	0.2	(280.1)	184.3	4,191.5	15,711.1	35.3%	36.2%
Net revenue/hl (R$)	347.1	0.0	(7.0)	4.4	50.3	394.7	13.7%	14.5%
COGS	(5,801.9)	(0.1)	95.3	(80.9)	(2,177.7)	(7,965.3)	37.3%	37.6%
COGS/hl (R$)	(173.4)	(0.0)	2.4	(1.9)	(27.2)	(200.1)	15.4%	15.7%
COGS excl. deprec. & amort.	(5,033.2)	(0.1)	53.0	(71.8)	(2,108.5)	(7,160.6)	42.3%	42.0%
COGS/hl excl. deprec. & amort. (R$)	(150.4)	(0.0)	1.3	(1.7)	(29.1)	(179.9)	19.6%	19.4%
Gross profit	5,813.5	0.1	(184.8)	103.4	2,013.7	7,745.9	33.2%	34.7%
% Gross margin	50.0%					49.3%	-70 bps	-50 bps
SG&A excl. deprec. & amort.	(3,298.8)	(0.1)	73.1	(42.9)	(1,387.6)	(4,656.3)	41.2%	42.2%
SG&A deprec. & amort.	(533.5)	-	14.9	(3.6)	26.7	(495.5)	-7.1%	-5.0%
SG&A total	(3,832.3)	(0.1)	88.0	(46.5)	(1,360.9)	(5,151.8)	34.4%	35.6%
Other operating income/(expenses)	64.9	1,219.2	6.2	(0.8)	105.6	1,395.0	nm	163.2%
Normalized EBIT	2,046.1	1,219.2	(90.6)	56.1	758.4	3,989.1	95.0%	37.2%
% Normalized EBIT margin	17.6%					25.4%	780 bps	10 bps
Exceptional items above EBITDA	(127.9)	-	7.8	(2.6)	37.1	(85.7)	-33.0%	-29.0%
Net finance results	(793.7)					(277.3)	-65.1%
Share of results of joint ventures	(16.2)					(9.0)	-44.4%
Income tax expense	163.1					(687.5)	nm

Profit	1,271.3					2,929.6	130.4%
Attributable to Ambev holders	1,226.8					2,885.8	135.2%
Attributable to non-controlling interests	44.5					43.8	-1.6%

Normalized profit	1,372.6					2,962.7	115.9%
Attributable to Ambev holders	1,327.5					2,964.1	123.3%

Normalized EBITDA	3,348.3	1,219.2	(147.9)	68.7	800.9	5,289.2	58.0%	24.0%
% Normalized EBITDA margin	28.8%					33.7%	490 bps	-260 bps

Ambev	YTD20	Scope	Currency Translation	IAS 29 3M Impact	Organic Growth	YTD21	% As Reported	% Organic
R$ million
Volume ('000 hl)	72,477.1	6.5	-	-	10,854.3	83,337.8	15.0%	15.0%

Net revenue	24,217.9	6.6	252.2	-	7,874.1	32,350.9	33.6%	32.5%
Net revenue/hl (R$)	334.1	0.1	3.0	-	51.0	388.2	16.2%	15.2%
COGS	(11,445.1)	(3.1)	(210.4)	-	(4,252.0)	(15,910.6)	39.0%	37.2%
COGS/hl (R$)	(157.9)	(0.0)	(2.5)	-	(30.5)	(190.9)	20.9%	19.3%
COGS excl. deprec. & amort.	(10,009.8)	(3.1)	(240.9)	-	(4,102.2)	(14,355.9)	43.4%	41.0%
COGS/hl excl. deprec. & amort. (R$)	(138.1)	(0.0)	(2.9)	-	(31.2)	(172.3)	24.7%	22.6%
Gross profit	12,772.9	3.5	41.8	-	3,622.1	16,440.3	28.7%	28.4%
% Gross margin	52.7%					50.8%	-190 bps	-160 bps
SG&A excl. deprec. & amort.	(6,863.6)	(3.5)	(77.6)	-	(2,006.8)	(8,951.4)	30.4%	29.2%
SG&A deprec. & amort.	(1,040.9)	-	(2.1)	-	34.0	(1,009.0)	-3.1%	-3.3%
SG&A total	(7,904.5)	(3.5)	(79.7)	-	(1,972.8)	(9,960.5)	26.0%	25.0%
Other operating income/(expenses)	236.2	1,219.2	6.4	-	111.2	1,572.9	nm	47.1%
Normalized EBIT	5,104.5	1,219.2	(31.5)	-	1,760.5	8,052.7	57.8%	34.5%
% Normalized EBIT margin	21.1%					24.9%	380 bps	30 bps
Exceptional items above EBITDA	(152.0)	-	12.7	-	(17.8)	(157.1)	3.3%	11.7%
Net finance results	(2,330.6)					(1,341.6)
Share of results of joint ventures	(22.9)					(21.6)
Income tax expense	(116.5)					(869.6)

Profit	2,482.6					5,662.9	128.1%
Attributable to Ambev holders	2,318.6					5,511.2	137.7%
Attributable to non-controlling interests	164.0					151.7	-7.5%

Normalized profit	2,600.4					5,724.7	120.1%
Attributable to Ambev holders	2,434.8					2,684.3	10.2%

Normalized EBITDA	7,580.8	1,219.2	(59.8)	-	1,876.2	10,616.4	40.0%	24.8%
% Normalized EBITDA margin	31.3%					32.8%	150 bps	-180 bps

Page | 11

OTHER OPERATING INCOME/EXPENSES

Other operating income/(expenses)	2Q20	2Q21	YTD20	YTD21
R$ million

Government grants/NPV of long-term fiscal incentives	118.0	178.6	274.6	350.2
Credits/(debits) taxes extemporaneous	-	1,219.2	-	1,219.2
(Additions to)/reversals of provisions	(25.7)	(12.5)	(28.2)	(21.5)
Gain/(loss) on disposal of fixed assets, intangible assets and operations in associates	(17.2)	(1.3)	(1.3)	11.3
Net other operating income/(expenses)	(10.2)	11.0	(8.9)	13.6

Other operating income/(expenses)	64.9	1,395.0	236.2	1,572.9

EXCEPTIONAL ITEMS

Exceptional items correspond to (i) exceptional expenses incurred in relation to the COVID-19 pandemic, including actions taken to ensure the health and safety of our employees, such as the acquisition of hand-sanitizer, masks and enhanced cleaning of our facilities, as well as donations to the broader community, and (ii) restructuring expenses primarily linked to centralization and sizing projects in Brazil and LAS.

Exceptional Items	2Q20	2Q21	YTD20	YTD21
R$ million

Costs from business combination	(16.7)	-	(16.7)	-
Restructuring	(36.2)	(37.5)	(50.0)	(76.7)
IAS 29/CPC 42 (hyperinflation) application effect	(0.5)	(2.7)	(0.5)	(3.9)
COVID-19 impact	(61.3)	(45.5)	(71.5)	(76.6)
Other	(13.3)	-	(13.3)	-

Exceptional Items	(127.9)	(85.7)	(152.0)	(157.1)

Page | 12

NET FINANCE RESULTS

Net finance results in 2Q21 improved by R$ 516.4 million compared to 2Q20, broken down as follows:

•	Interest income was R$ 520.2 million, mainly explained by: (i) gains of R$ 384.8 million related to tax credits (as explained on page 6), and (ii) interest income on cash balance investments mainly in Brazil of R$ 41.4 million.
•	Interest expense was R$ 303.6 million, mainly impacted by: (i) fair value adjustments of payables as determined by IFRS 13 (CPC 46) of R$ 136.8 million, (ii) fiscal incentives interest accruals of R$ 51.3 million, (iii) CND PUT option interest accruals of R$ 40.4 million, and (iv) lease liabilities interest accruals of R$ 34.6 million (in accordance with IFRS16).
•	Losses on derivative instruments of R$ 300.2 million, mainly explained by: (i) hedging carry costs related to our FX, COGS and Capex exposure of US$ 610 million in Argentina, with approximately 46% carry cost, (ii) hedging carry costs related to our FX, COGS and Capex exposure of US$ 1.5 billion in Brazil, with approximately 3.2% carry cost, partially offset by (iii) equity swap mark-to-market gains of R$ 161.8 million (32 million shares).
•	Losses on non-derivative instruments of R$110.0 million, mainly explained by losses on balance sheet consolidation (intercompany and third-party payables).
•	Taxes on financial transactions of R$ 57.3 million mainly impacted by taxes on interest income.
•	Other financial expenses of R$ 178.4 million, mainly explained by letters of credit expenses, accruals on legal contingencies and pension plan expenses and debt issuance fees.
•	Non-cash financial income of R$ 152.0 million resulting from the adoption of Hyperinflation Accounting in Argentina.

Net finance results	2Q20	2Q21	YTD20	YTD21
R$ million

Interest income	149.8	520.2	297.4	627.5
Interest expenses	(432.2)	(303.6)	(858.7)	(638.2)
Gains/(losses) on derivative instruments	(202.6)	(300.2)	(1,148.0)	(1,071.1)
Gains/(losses) on non-derivative instruments	(150.4)	(110.0)	(356.8)	(275.4)
Taxes on financial transactions	(48.9)	(57.3)	(135.5)	(68.7)
Other financial income/(expenses), net	(194.3)	(178.4)	(294.0)	(319.6)
Hyperinflation Argentina	84.8	152.0	164.9	403.8

Net finance results	(793.7)	(277.3)	(2,330.6)	(1,341.6)

Page | 13

DEBT BREAKDOWN

Debt breakdown	December 31, 2020			June 30, 2021
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	2,232.7	1,622.1	3,854.8	675.4	1,755.6	2,431.0
Foreign Currency	506.1	431.4	937.4	179.4	380.3	559.6
Consolidated Debt	2,738.8	2,053.5	4,792.2	854.8	2,135.8	2,990.6

Cash and Cash Equivalents less Bank Overdrafts			17,090.3			13,175.3
Current Investment Securities			1,700.0			1,245.6

Net debt/(cash)			(13,998.1)			(11,430.3)

PROVISION FOR INCOME TAX & SOCIAL

The table below demonstrates the tax and social contribution provision.

Income tax and social contribution	2Q20	2Q21	YTD20	YTD21
R$ million

Profit before tax	1,108.2	3,617.1	2,599.1	6,532.5

Adjustment on taxable basis
Government grants (VAT)	(349.4)	(408.1)	(754.4)	(806.6)
Share of results of joint ventures	16.2	9.0	22.9	21.6
Expenses not deductible	22.1	27.0	34.1	42.5
Taxation in universal basis	(1.4)	21.2	(158.8)	(112.1)
	795.7	3,266.2	1,742.8	5,677.9
Aggregated weighted nominal tax rate	24.0%	28.9%	26.6%	28.6%
Taxes – nominal rate	(190.7)	(944.9)	(462.9)	(1,624.6)

Adjustment on tax expense
Income tax incentive	16.2	37.7	31.3	80.9
Tax benefit - interest on shareholders' equity	534.0	438.5	675.3	1,031.1
Tax benefit - amortization on tax books	19.4	19.4	38.7	38.7
Withholding income tax	(173.4)	(23.9)	(415.0)	(312.9)
Argentina's hyperinflation effect	(10.0)	(46.6)	(29.6)	(61.0)
Other tax adjustments	(32.2)	(167.5)	45.6	(21.7)

Income tax and social contribution expense	163.1	(687.5)	(116.5)	(869.6)
Effective tax rate	-14.7%	19.0%	4.5%	13.3%

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of June 30, 2021.

Ambev S.A.'s shareholding structure
	ON	% Outs
Anheuser-Busch InBev	9,728,911,349	61.8%
FAHZ	1,609,987,301	10.2%
Market	4,398,262,483	27.9%
Outstanding	15,737,161,133	100.0%
Treasury	4,294,062
TOTAL	15,741,455,195
Free float B3	2,910,153,631	18.5%
Free float NYSE	1,488,108,852	9.5%

Page | 14

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year-to-date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., June 30, 2021 closing rate for 2Q21 and YTD21 results).

The HY21 Hyperinflation Accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the HY21 results against a dedicated line in the finance results, and (ii) the difference between the translation of the HY21 results at the closing exchange rate of June 30, 2021, and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies. 2Q21 results under Hyperinflation Accounting are calculated as the difference between reported HY21 and 1Q21 results.

The impacts in 2Q20, YTD20, 2Q21 and YTD21 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	2Q20	2Q21	YTD20	YTD21
Indexation(1)	110.7	266.7	149.4	350.0
Currency(2)	(134.0)	(494.5)	98.8	(499.6)
Total Impact	(23.3)	(227.8)	248.2	(149.7)

Normalized EBITDA
R$ million	2Q20	2Q21	YTD20	YTD21
Indexation(1)	42.3	114.2	43.9	109.2
Currency(2)	(62.7)	(162.7)	30.1	(164.7)
Total Impact	(20.3)	(48.6)	74.0	(55.6)

(1)	Indexation calculated at each period’s closing exchange rate.
(2)	Currency impact calculated as the difference between converting the Argentinean peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 2Q21, the transition to Hyperinflation Accounting in accordance with the IFRS rules resulted in (i) a positive R$ 152.0 million adjustment reported in the finance results; (ii) a negative impact on the Profit of R$ 303.1 million; (iii) a negative impact on the Normalized Profit of R$ 304.0 million; and (iv) negative impact of R$ 0.02 on EPS, as well as on Normalized EPS.

In HY21, the consequences of the transition were (i) a positive R$ 403.8 million adjustment reported in the finance results; (ii) a negative impact on the Profit of R$ 235.5 million; (iii) a negative impact on the Normalized Profit of R$ 235.7 million; and (iv) negative impact of R$ 0.01 on EPS, as well as on Normalized EPS.

The 2Q21 results are calculated by deducting from the HY results the 3M results as published. Consequently, LAS and Consolidated 2Q21 and 2Q20 results are impacted by the adjustment of 3M results for the cumulative inflation between March 31 and June 30, as well as by the translation of 3M results at the HY closing exchange rate, of June 30, as follows:

Page | 15

LAS - 3M As Reported	YTD20	Scope	Currency Translation	Organic Growth	YTD21	% Organic
Net revenue	4,983.8	-	(1,251.2)	3,004.0	6,736.5	60.3%
COGS	(2,534.3)	-	433.8	(1,384.5)	(3,485.0)	54.6%
COGS excl. deprec. & amort.	(2,159.3)	-	352.2	(1,296.0)	(3,103.0)	60.0%
Gross profit	2,449.5	-	(817.4)	1,619.4	3,251.6	66.1%
SG&A excl. deprec. & amort.	(1,353.3)	-	355.0	(671.0)	(1,669.4)	49.6%
SG&A deprec. & amort.	(164.2)	-	33.4	(25.0)	(155.8)	15.2%
SG&A total	(1,517.6)	-	388.4	(696.0)	(1,825.1)	45.9%
Other operating income/(expenses)	(25.6)	-	7.1	12.6	(5.9)	-49.2%
Normalized EBIT	906.4	-	(421.9)	936.0	1,420.5	103.3%
Normalized EBITDA	1,445.7	-	(537.0)	1,049.6	1,958.3	72.6%

LAS - 3M Recalculated at YTD Exchange Rates	YTD20	Scope	Currency Translation	Organic Growth	YTD21	% Organic
Net revenue	5,011.9	-	(1,607.4)	3,188.3	6,592.7	63.6%
COGS	(2,546.4)	-	589.9	(1,465.4)	(3,422.0)	57.5%
COGS excl. deprec. & amort.	(2,169.7)	-	490.3	(1,367.8)	(3,047.3)	63.0%
Gross profit	2,465.5	-	(1,017.5)	1,722.8	3,170.8	69.9%
SG&A excl. deprec. & amort.	(1,360.0)	-	438.1	(713.9)	(1,635.8)	52.5%
SG&A deprec. & amort.	(165.1)	-	40.8	(28.5)	(152.8)	17.3%
SG&A total	(1,525.1)	-	478.9	(742.4)	(1,788.6)	48.7%
Other operating income/(expenses)	(25.4)	-	8.1	11.7	(5.5)	-46.3%
Normalized EBIT	915.0	-	(530.5)	992.2	1,376.7	108.4%
Normalized EBITDA	1,456.8	-	(670.9)	1,118.3	1,904.2	76.8%

LAS - 3M Recalculation Impact in 2Q	YTD20	Scope	Currency Translation	Organic Growth	YTD21	% Organic
Net revenue	28.1	-	(356.2)	184.3	(143.8)
COGS	(12.2)	-	156.1	(80.9)	63.0
COGS excl. deprec. & amort.	(10.5)	-	138.0	(71.8)	55.7
Gross profit	15.9	-	(200.1)	103.4	(80.8)
SG&A excl. deprec. & amort.	(6.7)	-	83.2	(42.9)	33.6
SG&A deprec. & amort.	(0.8)	-	7.3	(3.6)	3.0
SG&A total	(7.5)	-	90.5	(46.5)	36.5
Other operating income/(expenses)	0.2	-	1.1	(0.8)	0.4
Normalized EBIT	8.6	-	(108.6)	56.1	(43.8)
Normalized EBITDA	11.1	-	(134.0)	68.7	(54.1)

In the corresponding sections, the impacts above are excluded from organic calculation and are identified separately in the columns labeled “IAS 29 3M Impact”. Organic percentage growth rates for 2Q21 are calculated by considering the “Organic growth” reported in the tables in the applicable sections, over 2Q20 base adjusted for the 3M20 recalculation.

Page | 16

RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	2Q20	2Q21	YTD20	YTD21
R$ million

Profit - Ambev holders	1,226.8	2,885.8	2,318.6	5,511.2
Non-controlling interest	44.5	43.8	164.0	151.7
Income tax expense	(163.1)	687.5	116.5	869.6
Profit before taxes	1,108.2	3,617.1	2,599.1	6,532.5
Share of results of joint ventures	16.2	9.0	22.9	21.6
Net finance results	793.7	277.3	2,330.6	1,341.6
Exceptional items	127.9	85.7	152.0	157.1
Normalized EBIT	2,046.1	3,989.1	5,104.5	8,052.7
Depreciation & amortization - total	1,302.2	1,300.1	2,476.2	2,563.7
Normalized EBITDA	3,348.3	5,289.2	7,580.8	10,616.4

Page | 17

Q2 2021 EARNINGS CONFERENCE CALL

Speakers:	Jean Jereissati Neto
Chief Executive Officer

Lucas Machado Lira
Chief Financial and Investor Relations Officer

Language:	English and Portuguese (simultaneous translation)

Date:	July 29, 2021 (Thursday)

Time:	12:30 (Brasília time)
11:30 (New York)

Phone number:	Brazil participants	+ 55 (11) 3181-8565
	US participants	+ 1 (844) 204-8942
	International participants	+ 1 (412) 717-9627

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet. Please access the following links:

English: https://webcastlite.mziq.com/cover.html?webcastId=3796f21c-a279-4eb3-bb4b-673be5fa6385

Portuguese: https://webcastlite.mziq.com/cover.html?webcastId=ca04fba0-673e-4a20-a2e2-85e1cf8d3eb8

For additional information, please contact the Investor Relations team:

Guilherme Yokaichiya	Juan M. Paz	Matthew Chacon

Guilherme.yokaichiya@ambev.com.br	juan.paz@ambev.com.br	matthew.chacon@ab-inbev.com

ri.ambev.com.br

Page | 18

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the second quarter of 2020 (2Q20). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Page | 19

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	2Q20	2Q21%		2Q20	2Q21%		2Q20	2Q21%		2Q20	2Q21%		2Q20	2Q21%		2Q20	2Q21%		2Q20	2Q21%
Volume (000 hl)	17,951.6	20,225.6	12.7%	5,151.6	6,493.9	26.1%	23,103.2	26,719.4	15.7%	2,089.7	3,399.7	62.7%	5,383.3	6,825.8	26.8%	2,889.4	2,862.6	-0.9%	33,465.6	39,807.6	19.0%

R$ million
Net revenue	5,128.6	6,449.3	25.8%	726.1	1,074.2	47.9%	5,854.7	7,523.5	28.5%	1,387.4	2,461.5	71.6%	1,863.6	2,544.0	78.9%	2,509.6	3,182.1	3.3%	11,615.3	15,711.1	36.2%
% of total	44.2%	41.0%		6.3%	6.8%		50.4%	47.9%		11.9%	15.7%		16.0%	16.2%		21.6%	20.3%		100.0%	100.0%
COGS	(2,573.6)	(3,443.6)	33.8%	(407.6)	(658.0)	61.4%	(2,981.3)	(4,101.6)	37.6%	(659.9)	(1,171.2)	71.4%	(1,119.7)	(1,381.2)	50.5%	(1,041.1)	(1,311.3)	2.6%	(5,801.9)	(7,965.3)	37.6%
% of total	44.4%	43.2%		7.0%	8.3%		51.4%	51.5%		11.4%	14.7%		19.3%	17.3%		17.9%	16.5%		100.0%	100.0%
Gross profit	2,555.0	3,005.7	17.6%	318.4	416.2	30.7%	2,873.4	3,421.9	19.1%	727.6	1,290.4	71.7%	744.0	1,162.8	122.0%	1,468.5	1,870.9	3.8%	5,813.5	7,745.9	34.7%
% of total	43.9%	38.8%		5.5%	5.4%		49.4%	44.2%		12.5%	16.7%		12.8%	15.0%		25.3%	24.2%		100.0%	100.0%
SG&A	(1,725.8)	(2,398.4)	39.0%	(300.2)	(369.9)	23.2%	(2,026.1)	(2,768.2)	36.6%	(323.1)	(530.0)	57.7%	(707.1)	(827.9)	52.8%	(776.0)	(1,025.6)	8.1%	(3,832.3)	(5,151.8)	35.6%
% of total	45.0%	46.6%		7.8%	7.2%		52.9%	53.7%		8.4%	10.3%		18.5%	16.1%		20.2%	19.9%		100.0%	100.0%
Other operating income/(expenses)	117.2	1,189.6	20.5%	23.7	200.3	25.0%	140.9	1,389.9	21.2%	(18.4)	4.0	-118.0%	(42.2)	(1.2)	-87.5%	(15.3)	2.3	-109.7%	64.9	1,395.0	163.2%
% of total	180.5%	85.3%		36.6%	14.4%		217.1%	99.6%		-28.4%	0.3%		-65.0%	-0.1%		-23.6%	0.2%		100.0%	100.0%
Normalized EBIT	946.3	1,797.0	-20.9%	41.9	246.6	81.1%	988.2	2,043.6	-16.6%	386.0	764.3	92.4%	(5.4)	333.7	nm	677.2	847.5	1.4%	2,046.1	3,989.1	37.2%
% of total	46.2%	45.0%		2.0%	6.2%		48.3%	51.2%		18.9%	19.2%		-0.3%	8.4%		33.1%	21.2%		100.0%	100.0%
Normalized EBITDA	1,598.5	2,441.6	-12.8%	129.0	327.9	21.9%	1,727.5	2,769.5	-10.3%	553.3	929.1	63.4%	276.7	587.5	nm	790.8	1,003.1	2.9%	3,348.3	5,289.2	24.0%
% of total	47.7%	46.2%		3.9%	6.2%		51.6%	52.4%		16.5%	17.6%		8.3%	11.1%		23.6%	19.0%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-50.2%	-53.4%		-56.1%	-61.3%		-50.9%	-54.5%		-47.6%	-47.6%		-60.1%	-54.3%		-41.5%	-41.2%		-50.0%	-50.7%
Gross profit	49.8%	46.6%		43.9%	38.7%		49.1%	45.5%		52.4%	52.4%		39.9%	45.7%		58.5%	58.8%		50.0%	49.3%
SG&A	-33.7%	-37.2%		-41.4%	-34.4%		-34.6%	-36.8%		-23.3%	-21.5%		-37.9%	-32.5%		-30.9%	-32.2%		-33.0%	-32.8%
Other operating income/(expenses)	2.3%	18.4%		3.3%	18.7%		2.4%	18.5%		-1.3%	0.2%		-2.3%	0.0%		-0.6%	0.1%		0.6%	8.9%
Normalized EBIT	18.5%	27.9%		5.8%	23.0%		16.9%	27.2%		27.8%	31.1%		-0.3%	13.1%		27.0%	26.6%		17.6%	25.4%
Normalized EBITDA	31.2%	37.9%		17.8%	30.5%		29.5%	36.8%		39.9%	37.7%		14.8%	23.1%		31.5%	31.5%		28.8%	33.7%

Per hectoliter - (R$/hl)
Net revenue	285.7	318.9	11.6%	140.9	165.4	17.4%	253.4	281.6	11.1%	663.9	724.0	5.5%	346.2	372.7	41.1%	868.5	1,111.6	4.2%	347.1	394.7	15.7%
COGS	(143.4)	(170.3)	18.8%	(79.1)	(101.3)	28.1%	(129.0)	(153.5)	19.0%	(315.8)	(344.5)	5.4%	(208.0)	(202.4)	18.7%	(360.3)	(458.1)	3.5%	(173.4)	(200.1)	15.7%
Gross profit	142.3	148.6	4.4%	61.8	64.1	3.7%	124.4	128.1	3.0%	348.2	379.5	5.5%	138.2	170.4	84.0%	508.2	653.5	4.7%	173.7	194.6	14.7%
SG&A	(96.1)	(118.6)	23.3%	(58.3)	(57.0)	-2.3%	(87.7)	(103.6)	18.1%	(154.6)	(155.9)	-3.1%	(131.4)	(121.3)	25.3%	(268.6)	(358.3)	9.1%	(114.5)	(129.4)	14.9%
Other operating income/(expenses)	6.5	58.8	-93.7%	4.6	30.9	-149.5%	6.1	52.0	-112.3%	(8.8)	1.2	-111.0%	(7.8)	(0.2)	-88.9%	(5.3)	0.8	-109.8%	1.9	35.0	-179.6%
Normalized EBIT	52.7	88.8	-42.3%	8.1	38.0	-40.5%	42.8	76.5	-44.6%	184.7	224.8	18.3%	(1.0)	48.9	nm	234.4	296.1	2.4%	61.1	100.2	8.0%
Normalized EBITDA	89.0	120.7	-30.0%	25.0	50.5	-30.7%	74.8	103.7	-32.0%	264.8	273.3	0.4%	51.4	86.1	170.7%	273.7	350.4	3.9%	100.1	132.9	0.1%

Page | 20

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	YTD20	YTD21%		YTD20	YTD21%		YTD20	YTD21%		YTD20	YTD21%		YTD20	YTD21%		YTD20	YTD21%		YTD20	YTD21%
Volume (000 hl)	36,533.1	41,774.0	14.3%	11,581.5	12,976.4	12.0%	48,114.6	54,750.4	13.8%	4,837.8	6,424.4	32.8%	14,717.2	17,328.9	17.7%	4,807.5	4,834.1	0.4%	72,477.1	83,337.8	15.0%

R$ million
Net revenue	10,583.2	13,574.1	28.3%	1,796.6	2,174.7	21.0%	12,379.8	15,748.7	27.2%	2,811.9	4,621.0	49.6%	4,983.8	6,736.5	60.3%	4,042.5	5,244.6	2.6%	24,217.9	32,350.9	32.5%
% of total	43.7%	42.0%		7.4%	6.7%		51.1%	48.7%		11.6%	14.3%		20.6%	20.8%		16.7%	16.2%		100.0%	100.0%
COGS	(4,975.0)	(6,845.1)	37.6%	(956.3)	(1,238.0)	29.5%	(5,931.3)	(8,083.1)	36.3%	(1,338.2)	(2,186.6)	48.7%	(2,534.3)	(3,485.0)	54.6%	(1,641.2)	(2,156.0)	3.9%	(11,445.1)	(15,910.6)	37.2%
% of total	43.5%	43.0%		8.4%	7.8%		51.8%	50.8%		11.7%	13.7%		22.1%	21.9%		14.3%	13.6%		100.0%	100.0%
Gross profit	5,608.2	6,729.0	20.0%	840.2	936.7	11.5%	6,448.5	7,665.7	18.9%	1,473.6	2,434.4	50.4%	2,449.5	3,251.6	66.1%	2,401.2	3,088.6	1.8%	12,772.9	16,440.3	28.4%
% of total	43.9%	40.9%		6.6%	5.7%		50.5%	46.6%		11.5%	14.8%		19.2%	19.8%		18.8%	18.8%		100.0%	100.0%
SG&A	(3,646.0)	(4,611.2)	26.5%	(632.3)	(724.9)	14.6%	(4,278.3)	(5,336.1)	24.7%	(679.2)	(1,010.6)	34.5%	(1,517.6)	(1,825.1)	45.9%	(1,429.4)	(1,788.6)	-1.1%	(7,904.5)	(9,960.5)	25.0%
% of total	46.1%	46.3%		8.0%	7.3%		54.1%	53.6%		8.6%	10.1%		19.2%	18.3%		18.1%	18.0%		100.0%	100.0%
Other operating income/(expenses)	248.0	1,341.9	18.3%	55.3	239.7	24.6%	303.4	1,581.5	19.4%	(13.1)	4.0	-125.3%	(25.6)	(5.9)	-49.2%	(28.5)	(6.7)	-81.3%	236.2	1,572.9	47.1%
% of total	105.0%	85.3%		23.4%	15.2%		128.4%	100.5%		-5.5%	0.3%		-10.8%	-0.4%		-12.1%	-0.4%		100.0%	100.0%
Normalized EBIT	2,210.3	3,459.7	9.1%	263.3	451.4	6.6%	2,473.5	3,911.1	8.8%	781.3	1,427.9	67.2%	906.4	1,420.5	103.3%	943.3	1,293.3	8.6%	5,104.5	8,052.7	34.5%
% of total	43.3%	43.0%		5.2%	5.6%		48.5%	48.6%		15.3%	17.7%		17.8%	17.6%		18.5%	16.1%		100.0%	100.0%
Normalized EBITDA	3,464.8	4,705.5	5.5%	440.7	623.0	2.6%	3,905.5	5,328.5	5.2%	1,076.4	1,768.4	50.1%	1,445.7	1,958.3	72.6%	1,153.2	1,561.2	7.2%	7,580.8	10,616.4	24.8%
% of total	45.7%	44.3%		5.8%	5.9%		51.5%	50.2%		14.2%	16.7%		19.1%	18.4%		15.2%	14.7%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-47.0%	-50.4%		-53.2%	-56.9%		-47.9%	-51.3%		-47.6%	-47.3%		-50.9%	-51.7%		-40.6%	-41.1%		-47.3%	-49.2%
Gross profit	53.0%	49.6%		46.8%	43.1%		52.1%	48.7%		52.4%	52.7%		49.1%	48.3%		59.4%	58.9%		52.7%	50.8%
SG&A	-34.5%	-34.0%		-35.2%	-33.3%		-34.6%	-33.9%		-24.2%	-21.9%		-30.4%	-27.1%		-35.4%	-34.1%		-32.6%	-30.8%
Other operating income/(expenses)	2.3%	9.9%		3.1%	11.0%		2.5%	10.0%		-0.5%	0.1%		-0.5%	-0.1%		-0.7%	-0.1%		1.0%	4.9%
Normalized EBIT	20.9%	25.5%		14.7%	20.8%		20.0%	24.8%		27.8%	30.9%		18.2%	21.1%		23.3%	24.7%		21.1%	24.9%
Normalized EBITDA	32.7%	34.7%		24.5%	28.6%		31.5%	33.8%		38.3%	38.3%		29.0%	29.1%		28.5%	29.8%		31.3%	32.8%

Per hectoliter - (R$/hl)
Net revenue	289.7	324.9	12.2%	155.1	167.6	8.0%	257.3	287.6	11.8%	581.2	719.3	12.7%	338.6	388.7	36.1%	840.9	1,084.9	2.2%	334.1	388.2	15.2%
COGS	(136.2)	(163.9)	20.3%	(82.6)	(95.4)	15.5%	(123.3)	(147.6)	19.8%	(276.6)	(340.4)	12.0%	(172.2)	(201.1)	31.3%	(341.4)	(446.0)	3.5%	(157.9)	(190.9)	19.3%
Gross profit	153.5	161.1	4.9%	72.6	72.2	-0.5%	134.0	140.0	4.5%	304.6	378.9	13.3%	166.4	187.6	41.1%	499.5	638.9	1.3%	176.2	197.3	11.6%
SG&A	(99.8)	(110.4)	10.6%	(54.6)	(55.9)	2.3%	(88.9)	(97.5)	9.6%	(140.4)	(157.3)	1.3%	(103.1)	(105.3)	23.9%	(297.3)	(370.0)	-1.5%	(109.1)	(119.5)	8.7%
Other operating income/(expenses)	6.8	32.1	-49.6%	4.8	18.5	-21.9%	6.3	28.9	-43.7%	(2.7)	0.6	-119.1%	(1.7)	(0.3)	-56.9%	(5.9)	(1.4)	-81.3%	3.3	18.9	-39.3%
Normalized EBIT	60.5	82.8	-10.5%	22.7	34.8	-11.8%	51.4	71.4	-10.3%	161.5	222.3	25.9%	61.6	82.0	72.6%	196.2	267.5	8.1%	70.4	96.6	13.9%
Normalized EBITDA	94.8	112.6	-11.5%	38.1	48.0	-12.6%	81.2	97.3	-11.3%	222.5	275.3	13.0%	98.2	113.0	46.6%	239.9	323.0	6.8%	104.6	127.4	6.4%

Page | 21

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2020	June 30, 2021

Assets
Current assets
Cash and cash equivalents	17,090.3	13,269.3
Investment securities	1,700.0	1,245.6
Derivative financial instruments	505.9	900.1
Trade receivables	4,303.1	3,702.2
Inventories	7,605.9	9,583.4
Income tax and social contributions receivable	1,759.2	1,501.8
Other taxes receivable	1,527.9	1,363.4
Other assets	850.1	1,140.0
	35,342.6	32,705.7

Non-current assets
Investment securities	213.9	196.0
Derivative financial instruments	3.4	1.1
Income tax and social contributions receivable	4,495.0	4,072.7
Deferred tax assets	4,560.8	4,578.8
Taxes receivable	5,695.8	7,381.8
Other assets	2,141.6	1,971.2
Employee benefits	33.6	33.2
Investments in joint ventures	337.4	310.6
Property, plant and equipment	24,768.4	25,702.0
Intangible	7,580.6	7,603.2
Goodwill	40,023.5	39,883.8
	89,854.0	91,734.5

Total assets	125,196.6	124,440.1

Equity and liabilities
Current liabilities
Trade payables	19,339.2	18,818.4
Derivative financial instruments	329.8	301.1
Interest-bearing loans and borrowings	2,738.8	854.8
Bank overdrafts	-	94.1
Payroll and social security payables	925.5	1,695.2
Dividends and interest on shareholder´s equity payable	2,454.7	1,227.4
Income tax and social contribution payable	1,167.3	1,325.8
Taxes and contributions payable	4,549.5	2,318.2
Other liabilities	1,848.1	1,983.1
Provisions	124.9	173.6
	33,478.0	28,791.5

Non-current liabilities
Trade payables	655.9	618.9
Derivative financial instruments	0.02	-
Interest-bearing loans and borrowings	2,053.5	2,135.8
Deferred tax liabilities	3,043.4	2,849.4
Income tax and social contribution payable	1,912.7	1,816.8
Taxes and contributions payable	684.3	686.3
Put option granted on subsidiary and other liabilities	4,226.7	3,615.7
Provisions	447.1	412.7
Employee benefits	3,544.0	3,411.0
	16,567.5	15,546.8

Total liabilities	50,045.5	44,338.3

Equity
Issued capital	57,899.1	58,006.3
Reserves	80,905.6	80,953.3
Comprehensive income	(64,989.0)	(66,622.7)
Retained earnings	-	6,552.9
Equity attributable to equity holders of Ambev	73,815.6	78,889.8
Non-controlling interests	1,335.5	1,212.0
Total Equity	75,151.1	80,101.8

Total equity and liabilities	125,196.6	124,440.1

Page | 22

CONSOLIDATED INCOME STATEMENT	2Q20	2Q21	YTD20	YTD21
R$ million

Net revenue	11,615.3	15,711.1	24,217.9	32,350.9
Cost of goods sold	(5,801.9)	(7,965.3)	(11,445.1)	(15,910.6)
Gross profit	5,813.5	7,745.9	12,772.9	16,440.3

Distribution expenses	(1,843.1)	(2,360.8)	(3,694.4)	(4,490.4)
Sales and marketing expenses	(1,307.1)	(1,648.1)	(2,862.7)	(3,093.1)
Administrative expenses	(682.0)	(1,142.9)	(1,347.4)	(2,376.9)
Other operating income/(expenses)	64.9	1,395.0	236.2	1,572.9

Normalized EBIT	2,046.1	3,989.1	5,104.5	8,052.7

Exceptional items	(127.9)	(85.7)	(152.0)	(157.1)

Income from operations (EBIT)	1,918.1	3,903.4	4,952.5	7,895.7

Net finance results	(793.7)	(277.3)	(2,330.6)	(1,341.6)
Share of results of joint ventures	(16.2)	(9.0)	(22.9)	(21.6)

Profit before income tax	1,108.2	3,617.1	2,599.1	6,532.5

Income tax expense	163.1	(687.5)	(116.5)	(869.6)

Profit	1,271.3	2,929.6	2,482.6	5,662.9
Equity holders of Ambev	1,226.8	2,885.8	2,318.6	5,511.2
Non-controlling interest	44.5	43.8	164.0	151.7

Basic earnings per share (R$)	0.08	0.18	0.15	0.35
Diluted earnings per share (R$)	0.08	0.18	0.15	0.35

Normalized Profit	1,372.6	2,962.7	2,600.4	5,724.7

Normalized basic earnings per share (R$)	0.08	0.19	0.15	0.35
Normalized diluted earnings per share (R$)	0.08	0.18	0.15	0.35

Nº of basic shares outstanding (millions of shares)	15,733.1	15,737.0	15,732.3	15,736.3
Nº of diluted shares outstanding (millions if shares)	15,872.0	15,861.5	15,871.2	15,860.8

Page | 23

CONSOLIDATED STATEMENT OF CASH FLOWS	2Q20	2Q21	YTD20	YTD21
R$ million

Profit	1,271.3	2,929.6	2,482.6	5,662.9
Depreciation, amortization and impairment	1,302.2	1,300.1	2,476.2	2,563.7
Impairment losses on receivables and inventories	137.2	48.6	190.8	75.8
Additions/(reversals) in provisions and employee benefits	88.9	67.2	108.3	93.4
Net finance cost	793.7	277.3	2,330.6	1,341.6
Loss/(gain) on sale of property, plant and equipment and intangible assets	2.9	(14.5)	(24.4)	(42.4)
Equity-settled share-based payment expense	52.2	94.4	104.0	199.5
Income tax expense	(163.1)	687.5	116.5	869.6
Share of result of joint ventures	16.2	9.0	22.9	21.6
Other non-cash items included in the profit	(379.4)	(319.7)	(726.2)	(746.9)
Cash flow from operating activities before changes in working capital and provisions	3,122.2	5,079.5	7,081.2	10,038.8
(Increase)/decrease in trade and other receivables	(1,302.0)	(1,706.0)	1,363.8	(241.2)
(Increase)/decrease in inventories	10.0	(518.1)	(1,132.7)	(2,240.3)
Increase/(decrease) in trade and other payables	360.5	(419.7)	(2,157.8)	(943.6)
Cash generated from operations	2,190.7	2,435.7	5,154.5	6,613.7
Interest paid	(82.6)	(177.6)	(215.6)	(266.9)
Interest received	137.9	56.5	271.7	110.7
Dividends received	3.6	0.0	4.5	2.8
Income tax and social contributions paid	(410.8)	(441.0)	(1,832.4)	(1,783.0)
Cash flow from operating activities	1,838.8	1,873.5	3,382.8	4,677.3

Proceeds from sale of property, plant, equipment and intangible assets	16.8	21.9	47.1	61.6
Proceeds from sale of operations in subsidiaries	-	0.0	-	0.4
Acquisition of property, plant, equipment and intangible assets	(807.1)	(1,639.7)	(2,153.5)	(2,967.1)
Acquisition of subsidiaries, net of cash acquired	(20.7)	(43.9)	(300.0)	(132.9)
Acquisition of other investments	(4.3)	(2.7)	(4.3)	(5.3)
(Investments)/net proceeds of debt securities	0.3	809.4	(74.9)	460.4
Net proceeds/(acquisition) of other assets	-	(0.1)	-	4.9
Cash flow used in investing activities	(814.9)	(855.1)	(2,485.6)	(2,578.0)

Capital increase	-	3.0	-	3.4
Capital increase in non-controling	-	-	0.7	-
Proceeds/(repurchase) of shares	(1.5)	(4.4)	(6.0)	(42.8)
Proceeds from borrowings	3,374.0	41.6	3,460.5	148.7
Repayment of borrowings	(56.9)	(1,779.9)	(103.8)	(2,214.6)
Cash net finance costs other than interests	(1,191.3)	(1,842.1)	(1,199.5)	(1,787.4)
Payment of lease liabilities	(133.4)	(114.1)	(262.1)	(306.9)
Dividends and interest on shareholders’ equity paid	(4.7)	(231.9)	(51.3)	(1,473.0)
Cash flow from financing activities	1,986.1	(3,927.9)	1,838.5	(5,672.6)

Net increase/(decrease) in Cash and cash equivalents	3,009.9	(2,909.5)	2,735.7	(3,573.3)
Cash and cash equivalents less bank overdrafts at beginning of period	13,204.5	17,286.1	11,900.6	17,090.3
Effect of exchange rate fluctuations	533.8	(1,201.3)	2,111.9	(341.7)
Cash and cash equivalents less bank overdrafts at end of period	16,748.2	13,175.3	16,748.2	13,175.3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer